Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-260992)

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar SPAC Listing

CNBC – December 2, 2021

Polestar CEO Thomas Ingenlath on going public, EV delivery outlook and more

Andrew Ross: In the meantime, Sweden-based luxury EV-maker, Polestar, is expected to go public in the first half of next year through a business combination with Gores Guggenheim. That’s SPAC. The company, which has a goal to produce a climate neutral car by 2030, is also back by actor Leonardo DiCaprio. First on CNBC, Polestar CEO Thomas Ingenlath. He joins us this morning from the Classic Car Club in Manhattan with a look at his latest model and an update on its delivery so far this year. Thomas it’s great to see you. You’re standing in front of, just so we’re clear, that is a beautiful car behind you. That’s a prototype, I think. That’s not the car on the road just right now yet?

Thomas Ingenlath: Not on the road yet. It was built as a show car, the Precept, trying to really bring out what Polestar is about and the design we will have on the road in a couple of years. Having said that, when it was so well received and so many people loved it and were positive about it, we actually decided to put it in production. So, 2024 the Precept will be on the road.

Andrew Ross: Thomas, how do you think about the position of Polestar, the brand-new Polestar, what Polestar is supposed to represent versus a Tesla these days versus a Lucid or Rivian or some of the others.

Thomas Ingenlath: Yeah well, today Polestar is a company which is actually in production delivering. We have the Polestar 2 on the road and 29,000 cars that we are on target to deliver this year. So, the main difference now to a lot of new EV companies is really that we up and running and in business. The brand will be very luxurious and premium of course. With our product range, you can see the beautiful cars now here, and really for us it’s two things that we feel is at the core of our company: the total dedication to uncompromised design, this pure Scandinavian look, and of course a sustainability track that is totally committed to a path towards zero emissions and really following that target year after year and going to zero emissions transportation. Let’s say, of course, 2030 is our goal getting out a zero emissions car, and that means not in the use space, but really when it comes to producing the car, what you do in the factory, what materials you get in there, and really following that up strictly.

Andrew Ross: Thomas, what do you make of the, and I will call them out-sized, I don’t know if we’re in a bubble or not, but the outsized valuations for EVs at this moment, and I’m thinking of Rivian at one point, as you know, the valuation soared above $100 billion, and this is, you know, without delivering a car at all. How are you thinking about valuation across the board in this space?

Thomas Ingenlath: Well, you see, we concentrate really on delivering on our targets, making sure that we follow our plans, having not only the cars out in the market, but really as well for the customers, a service of all of what you need for having a car company that you can trust. We want to build that trust with the customer, and I think that will really rectify as well the trust that capital market will have into us. So, it’s all about making real what your promises are, and that is what I think makes a difference for Polestar.

Andrew Ross: Do you sit and marvel though at the valuations? I mean I’ll admit I sit and marvel at the valuations being assigned to these companies at this point.

Thomas Ingenlath: While I can’t talk about the valuations of other companies, I think that is well the judgement of the market of the modern EV company like Polestar. It’s a bright look into the future. You see how definitely electrification later since last year, everybody understands that is the future, and I think that is what the market is investing into.

Andrew Ross: Can you give us an update on how many cars you’ve delivered so far this year?

Thomas Ingenlath: Yeah, well we are in the last couple of weeks here in December, and as I said, the target that we had set of 29,000 this year, we are well on our way to delivering this till the end of December. So, things are looking good in that perspective.

Andrew Ross: Can you give us a car number or revenue forecast for the end of the year?

Thomas Ingenlath: Yeah, the revenue forecast is $1.6 billion USD, and that of course is connected to this volume and we are very confident that we are going to deliver on that.

Andrew Ross: Just yesterday, the [undiscernible] Atlantic CEO made a comment that was fascinating, said that there is so much pressure on auto makers right now to make EVs and accelerate this transition, that it’s driving up costs. Are you seeing that, and whether that’s sustainable?

Thomas Ingenlath: Well, I think the biggest issue for us is that the car industry at the moment is really that maybe for the first time in history, the volume we’re producing is not connected to demand, but the volume is really connected to what we can produce with all the difficulties in the supply chain with semi-conductors. That really is determining a lot of our daily business.